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                                                                       EXHIBIT 3


                        INTERNATIONAL URANIUM CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (UNITED STATES DOLLARS) (UNAUDITED)

1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principals generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2000 annual report.

2.   Adoption of New Accounting Standard

     On October 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. The Company adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new standard does not result in changes to prior period financial statements